Schedule 13G
                        (Amendment No. 9)


                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

             INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULES 13d-1(b) and (c)
         AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                  Ecology and Environment, Inc.
                  -----------------------------
                        (Name of Issuer)


                      Class A Common Stock
        (Class B Common Stock is Convertible into Class A
              Common Stock on a one for one basis
        --------------------------------------------------
                 (Title of Class of Securities)



                          278878 10 3
                        --------------
                        (CUSIP Number)





The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 278878 10 3

 1) Name of Reporting Persons:

    Gerhard J. Neumaier

 2) Check the Appropriate Box if a Member of a Group:

    Not Applicable

 3) Securities and Exchange Commission use only.

 4) Citizenship or Place of Organization.

    United States


    NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:
    ------------------------------------------------------------

 5) Sole Voting Power                Class A(1)    Class B(2)
                                     ----------    ----------

                                      351,419       345,894


 6) Shared Voting Power               Class A       Class B
                                     ----------    ----------

                                        3,833          -0-


 7) Sole Dispositive Power            Class A       Class B
                                     ----------    ----------

                                        5,525          -0-


 8) Shared Dispositive Power (3)     Class A(1)    Class B(2)
                                     ----------    ----------

                                      349,727       345,894

    (1) Class B Stock is convertible into Class A Stock on a one for one basis.

    (2) Includes 5,525 shares of Class A Common Stock owned by Mr. Neumaier's Individual Retirement Account. Does not include any shares of Class A Common Stock or Class B Common Stock held by Mr. Neumaier's adult children. Includes 3,833 shares of Class A Common Stock owned by a Partnership in which Mr. Neumaier is a general partner.

    (3) Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald
        L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,254,318 shares of Class B Common Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.


 9) Aggregate Amount Beneficially Owned by Reporting Person:
    -------------------------------------------------------

                    Class A          Class B
                    -------          -------

                    355,252          345,894



10) Check box if the aggregate amount in Row 9 excludes certain shares. [ ]



11) Percent of Class Represented by Amount in Row 9:
    -----------------------------------------------

                    Class A          Class B
                    Common Stock     Common Stock
                    ------------     ------------

                      14.0%             19.6%



12) Type of Reporting Person:
    ------------------------

    Individual

                SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                         Schedule 13G

             Under the Securities Exchange Act of 1934


Item 1(a):     Name of Issuer:

               Ecology and Environment, inc.


Item 1(b):     Address of Issuer's Principal Executive Offices:

               368 Pleasant View Drive, Lancaster, New York


Item 2(a):     Name of Person Filing:

               Gerhard J. Neumaier


Item 2(b):     Address of Principal Business Office:

               368 Pleasant View Drive, Lancaster, New York


Item 2(c):     Citizenship:

               United States


Item 2(d):     Title of Class of Securities:

               Class A Common Stock (Class B Common Stock is convertible into Class A Stock on a one for one basis)

Item 2(e):     CUSIP Number:

               278878 10 3


Item 3:        Not Applicable


Item 4(a):     Amount Beneficially Owned: (1)(2)(3)(4)(5)(6)

                   Class A          Class B
                   -------          -------

                   355,252          345,894

Item 4(b):         Percent of Class:

                   Class A          Class B
                   -------          -------

                    14.0%            19.6%


Item 4(c)(i):      Sole Power to Vote or to direct the vote -

                   Class A          Class B
                   -------          -------

                   351,419          345,894


Item 4(c)(ii):     Shared Power to Vote or to direct the vote -

                   Class A          Class B
                   -------          -------

                     3,833            -0-


Item 4(c)(iii):    Sole Power to dispose or to direct the
                   disposition of -

                   Class A          Class B
                   -------          -------

                     5,525            -0-


Item 4(c)(iv): Shared Power to dispose or to direct the disposition of -

                   Class A          Class B
                   -------          -------

                   349,272          345,894
__________________

(1) Class B Stock is convertible into Class A Stock on a one for one basis.

(2) The Filing Person is deemed to be the beneficial owner of securities that may be acquired with 60 days
        Through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder. Moreover, the table does not give effect to any shares of Class A Common Stock that may be issued pursuant to the Company's Incentive Stock Option

         Plan, none of which have been granted to the Filing
         Person.

(3) Does not include 68,107 shares (32,650 shares of Class A Common Stock and 35,457 shares of Class B Common Stock) owned by the Company's Defined Contribution Plan of which Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel constitute four of five Trustees.

(4)     Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald
        L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,254,318 shares of Class B Common Stock owned by them, certain memebers of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such share covered by the offer on the same terms and conditions proposed by the offer.

(5) There are 2,197,142 shares of Class A Common Stock outstanding and 1,768,728 shares of Class B Common
        Stock outstanding as of December 31, 1999.

(6) Includes 5,525 shares of Class A Common Stock owned by Mr. Neumaier's Individual Retirement Account. Does not include any shares of Class A Common Stock or Class B Common Stock held by Mr. Neumaier's adult children. Includes 3,833 shares of Class A Common Stock owned by a Partnership in which Mr. Neumaier is a general partner.



Item 5:      Ownership of Five Percent or Less of a Class:

             Not Applicable



Item 6:      Ownership of More than Five Percent on Behalf of
             Another Person:

             Not Applicable

Item 7:      Identification and Classification of the
             Subsidiary Which Acquired the Security Being
             Reporting on By the Parent Holding Company:

             Not Applicable



Item 8: Identification and Classification of Members of the Group:

             Not Applicable



Item 9:      Notice of Dissolution of Group:

             Not Applicable



Item 10:     Certification:

             Not Applicable


Signature:      After reasonable inquiry and to the
                best of my knowledge and belief, I
                certify that the information set
                forth in this statement is true,
                complete and correct.


Date:           March 14, 2000


Signature:      /s/ Gerhard J. Neumaier
                ------------------------------

Name/Title:     Gerhard J. Neumaier, President and Director